ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2020
(In Thousands)

Assets

Cash	$ 518,381
Securities segregated under Federal and other regulations (with a market value of $50,519)	50,150
Securities borrowed	13,180,698
Securities purchased under agreements to resell, at fair value	15,878,690
Securities received as collateral, at fair value	1,478,649
Receivable from affiliates	3,855
Receivable from brokers, dealers, and clearing organizations	58,182
Receivable from customers	1,061,187
Financial instruments owned, at fair value (includes $7,606 pledged as collateral)	7,606
Financial instruments owned, not readily marketable, at fair value	2,046
Other assets	8,405
Total assets	$ 32,247,849

Liabilities and Member's Equity

Securities loaned	$ 3,608,861
Securities sold under agreements to repurchase, at fair value	25,592,611
Payable to brokers, dealers, and clearing organizations	16,805
Payable to customers	32,142
Financial Instruments sold, not yet purchased, at fair value	7,125
Obligation to return securities received as collateral, at fair value	1,478,649
Accounts payable, accrued expenses, and other liabilities	6,688
Total liabilities	30,742,881
Commitments and Contingencies (note 16)	
Member's Contributions	921,481
Retained Earnings	583,487
Total Member's Equity	1,504,968
Total liabilities and member's equity	$ 32,247,849

See accompanying notes to financial statements.